DOLLY VARDEN SILVER CORPORATION

Via SEDAR+	March 17, 2026

British Columbia Securities Commission
Alberta Securities Commission

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE: Dolly Varden Silver Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Special Meeting of shareholders of Dolly Varden Silver Corporation ("Dolly Varden" or the "Company") held on March 17, 2026 in Vancouver, British Columbia (the "Meeting") are set out below. The Matter set out below is described in greater detail in the Company's management information circular dated February 11, 2026 (the "Circular").

Approval of Arrangement Resolution

Shareholders considered a special resolution, the full text of which is set forth in Appendix "B" to the Circular, to approve a plan of arrangement involving Contango ORE, Inc., 1566004 B.C. Ltd., Dolly Varden, and Dolly Varden's shareholders, pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia), all as more particularly described in the Circular. The results of the votes cast by shareholders present in person or by proxy at the Meeting were as follows:

Votes For	Votes Against
38,459,708	476,846
(98.78%)	(1.22%)

DOLLY VARDEN SILVER CORPORATION

By:	"Ann Fehr"
Name: Ann Fehr
Title: Chief Financial Officer